UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ No. 33.700.394/0001-40	NIRE 35300102771

PUBLICLY-HELD COMPANY

MINUTES OF THE MEETING OF THE BOARD OF EXECUTIVE OFFICERS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON FEBRUARY 28, 2009.

VENUE AND TIME: Av. Eusébio Matoso, 891 – 4th floor, in the city of São Paulo, State of São Paulo, at 10:00 am.

CHAIRMAN: Roberto Egydio Setubal.

QUORUM:    More than half of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

The Board of Executive Officers, pursuant to the terms of the Company’s By-laws, approves the execution of the Protocol and Justification of Partial Spin-Off (“Protocol and Justification”) by the management bodies of the Company and of BANCO ÚNICO S.A. (“BANCO ÚNICO”), a corporation with registered offices located in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, enrolled with the Brazilian Tax Authorities under CNPJ/MF No. 00.086.413/0001-30, and authorizes any two Officers of the Company to execute such document on behalf of the Board of Executive Officers.

Moreover, the Board of Directors proposes to the shareholders to hold a Shareholders’ Meeting in order to decide on the following proposals:

(i)	approval of the Protocol and Justification;

(ii)	approval of the spin-off of the Company, with the transfer of the spun-off portion to BANCO ÚNICO;

(iii)	approval of the reduction of the capital stock at the amount representing the spun-off portion with the consequent amendment of the caput of Section 4 of By-laws; and

(iv)	authorization for the Company’s management, represented in the form of the By-laws, to perform all acts and execute the necessary documents to implement and formalize the decisions proposed hereunder.

São Paulo, February 28, 2009. (aa) Roberto Egydio Setubal, Demosthenes Madureira de Pinho Neto, Geraldo Travaglia Filho, José Castro Aráujo Rudge, Marcio de Andrade Schettini, Pedro Moreira Salles, Celso Scaramuzza, Claudia Politanski, Daniel Luiz Gleizer, José Roberto Haym, Marcos de Barros Lisboa, Nicolau Ferreira Chacur, Roberto Lamy, Rogério Carvalho Braga and Rogério Paulo Calderón Peres.

This is a copy of the original document, execute at the adequate book.

São Paulo, February 28, 2009.